The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of North American Nickel Inc. (“North American Nickel” or the “Company”) provides a discussion and analysis of the financial condition and results of operations to enable a reader to assess material changes in the financial condition of the Company between March 31, 2017 and December 31, 2016, and the results of operations for the three months ended March 31, 2017 (“Q1 2017”) and for the three months ended March 31, 2016 (“Q1 2016”). The MD&A should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2017 and with the audited consolidated financial statements and notes thereto of the Company for the fiscal year ended December 31, 2016 (“FY 2016”). In this MD&A, references to the Company are also references to North American Nickel and its wholly-owned subsidiaries.

The financial statements, and the financial information contained in this MD&A were prepared in accordance with International Financial Reporting Standards (“IFRS”), including International Accounting Standard, Interim Financial Reporting (“IAS 34”).

All amounts in the discussion are expressed in thousands of Canadian dollars (“CDN”) and in thousands of Danish Krones (“DKK”) where applicable, except per share data and unless otherwise indicated. All amounts in tables are expressed in thousands of Canadian dollars, unless otherwise indicated.

This MD&A contains forward-looking information within the meaning of Canadian securities legislation (see “Forward-looking Information” below for full discussion on the nature of forward-looking information). Information regarding the adequacy of cash resources to carry out the Company’s exploration and development programs or the need for future financing is forward-looking information. All forward-looking information, including information not specifically identified herein, is made subject to cautionary language at the end of this document. Readers are advised to refer to the cautionary language included at the end of this MD&A under the heading “Forward-looking Information” when reading any forward-looking information. This MD&A is prepared in accordance with F1-102F1 and has been approved by the Company’s board of directors (the “Board”) prior to release.

This report is dated May 25, 2017. Readers are encouraged to read the Company’s other public filings, which can be viewed on the SEDAR website under the Company’s profile at www.sedar.com. Other pertinent information about the Company can be found on the Company’s website at www.northamericannickel.com.

Company Overview

North American Nickel is an international mineral exploration and resource development company listed on the TSX Venture Exchange (“TSXV”) as at May 3, 2011 trading under the symbol NAN. The Company’s principal asset is its Maniitsoq Property, in southwestern Greenland, a district scale land position. The Company is predominantly focussing its resources on exploration and resource development of its Maniitsoq nickel sulphide project, in addition to its exploration programs on its Sudbury, Ontario nickel properties being Post Creek and Halcyon and Section 35 being a property in the United States.

North American Nickel was incorporated under the laws of the Province of British Columbia, Canada, by filing of Memorandum and Articles of Association on September 20, 1983, under the name Rainbow Resources Ltd. The company’s name was changed to Widescope Resources Ltd. on May 1, 1984, and to Gemini Technology Inc. on September 17, 1985. In conjunction with a reverse split of its common shares on a five-old for one-new basis, the Company adopted the name International Gemini Technology Inc., effective September 23, 1993. The Company’s name was changed to Widescope Resources Inc., effective July 12, 2006. Effective April 19, 2010, the Company’s shareholders approved a special resolution to reorganize the Company’s capital structure by consolidating in a reverse stock split the existing common shares on the basis of every 2 old shares being equal to 1 new share and concurrently increasing the authorized capital of the Company from 100,000,000 common shares without par value to an unlimited number of common shares without par value. Also, effective this date, the Company’s name was changed to North American Nickel Inc. to reflect its new focus. All references to common shares, stock options, warrants and weighted average number of shares outstanding in this discussion and the accompanying consolidated financial statements retroactively reflect the share consolidation unless otherwise noted.

On August 15, 2011, the Company was granted an exploration license by the Bureau of Minerals and Petroleum of Greenland for exclusive exploration rights over an area totalling 4,841 square kilometres located near Sulussugut, Greenland.

On March 4, 2012, the Company was granted an additional exploration license by the Bureau of Minerals and Petroleum of Greenland for exclusive exploration rights over an area covering a total of 142 square kilometres license and located near Ininngui, Greenland.

On January 19, 2015, the Company signed an exclusivity agreement with Minelco AS (“Minelco”) to acquire the deep water Seqi Port (the “Port”). A report was prepared summarizing environmental due diligence and preliminary assessment of reindeer by Golder Associates – INUPLAN in and around the Port and upon further review, the decided to not pursue the Seqi Port assignment.

Overall Performance – Highlights of Q1 2017 and as of the Date of this Report

Financing Activities

On April 6, 2017, the Company announced the filing of a preliminary short form prospectus in connection with a proposed marketed offering of units of the Company (the “Units”) for gross proceeds of up to $15,000 (the “Offering”). The Offering will be conducted on a best-efforts basis through Paradigm Capital Inc. (the “Agent”), acting as agent. The Company intends to use the net proceeds of the Offering for the commencement of a work program and additional exploration and drilling activities to be completed at the Company’s Maniitsoq project in Greenland and for general corporate and working capital purposes.

Corporate Activities

On February 22, 2017, the Company granted incentive stock options to certain directors, officers, employees and consultants of the Company to purchase up to 8,137,500 common shares in the capital of the Company pursuant to the Company’s stock option plan. All options are exercisable for a period of five years at an exercise price of $0.12 per share.

On March 1, 2017, the Company appointed Mr. Alexander Dann as Chief Financial Officer of the Company. Mr. Dann has over 20 years’ experience leading financial operations and strategic planning for multinational companies, primarily in the mining sector. Mr. Dann is currently the CFO of Era Resources Inc.

Exploration & Development Activities

On March 15, 2017, the Company announced the positive results of mineralogical studies performed by SGS Canada Inc. (“SGS”) on four drill core samples of nickel-copper sulphides from the 2016 exploration program at the Maniitsoq Ni-Cu-Co-PGE sulphide project in southwest Greenland. The objectives of the study were to determine the modal mineralogy, mineral texture, nickel, copper and cobalt deportment, and the liberation, association and exposure of the nickel, copper and iron sulphides of each sample.

On March 17, 2017, the Company filed a National Instrument 43-101 (“NI-43-101”) updated technical report documenting its recent work on the its wholly-owned Maniitsoq property in southwest Greenland. The report, titled “Updated Independent Technical Report for the Maniitsoq Nickel-Copper-Cobalt-PGM Project, Greenland" was filed on SEDAR under the Company’s issuer profile at www.sedar.com.

On March 29, 2017, the Company announced the grant of a watershed prospecting licence for the assessment and development of potential hydropower resources on its wholly-owned Maniitsoq nickel sulphide project in southwest Greenland. The Company intends to assess the watershed as a potential source of power for its Maniitsoq project consistent with the emphasis by the Greenland Government on securing environmentally friendly energy sources for any industrial development, including mining.

Maniitsoq Nickel-Copper-PGM Project, Southwest Greenland

The Greenland properties currently being explored for nickel-copper-cobalt-PGM sulphide by the Company are exploration properties without mineral resources or reserves. The Maniitsoq project is centered 100 kilometres north of Nuuk, the capital of Greenland which is a safe, stable, mining-friendly jurisdiction. The centre of the project is located at 65 degrees 18 minutes north and 51 degrees 43 minutes west and has an artic climate. It is accessible year-round either by helicopter or by boat from Nuuk or Maniitsoq, the latter located on the coast approximately 15 kilometres to the west. The deepwater coastline adjacent to Maniitsoq is typical of Greenland’s southwest coast which is free of pack ice with a year-round shipping season. The optimum shipping conditions are due to the Irminger current, a tributary of the warming Gulf Stream flowing continuously past the south west coastline of Greenland. There is no infrastructure on the property; however, the Seqi deepwater pier and a quantified watershed for hydropower are located peripheral to the project.

The Maniitsoq property consists of two exploration licences, No. 2011/54 and No. 2012/28 comprising 2,689 and 296 square kilometres, respectively. The property is centred on the 75 kilometre by 15 kilometre Greenland Norite Belt which hosts numerous high-grade nickel-copper sulphide occurrences associated with mafic and ultramafic intrusions.

Between 1995 and 2011, various companies carried out exploration over portions of the project area. The most extensive work was carried out by Kryolitselskabet Øresund A/S Company (KØ) who explored the project area from 1959 to 1973. KØ discovered a number of surface and near surface nickel-copper sulphide occurrences and this work was instrumental in proving the nickel prospectivity of the Greenland Norite Belt.

The Company acquired the Maniitsoq project because it believed that modern, time-domain, helicopter-borne electromagnetic (EM) systems would be more effective at detecting nickel sulphide deposits in the rugged terrain of Maniitsoq than previous, older airborne fixed wing geophysical surveys available to previous explorers. In addition, modern, time domain surface and borehole EM systems could be used to target mineralization in the sub-surface.

Effective August 15, 2011, the Company was granted an exploration license, No. 2011/54 (the “Sulussugut License”), by the Bureau of Minerals and Petroleum (“BMP”) of Greenland for exclusive exploration rights of an area located near Sulussugut, Greenland. The Sulussugut License was valid for 5 years until December 31, 2015, with December 31, 2011 being the first year providing the Company meets the terms of the license, which includes that specified eligible exploration expenditures must be made. The application for another 5-year term on the Sulussugut License was submitted to the Greenland Mineral Licence & Safety Authority (MLSA) which was effective on April 11, 2016, with December 31, 2016 being the sixth year.

The Greenland MLSA for the year 2016 has adjusted the minimum required exploration expenditures to zero. There will be an annual licence fee on the Sulussugut License for year 6 and forward of approximately DKK 41.

Details of required work expenditures and accrued work credits are tabulated and given below.

Sulussugut License – 2011/54 (All amounts in table are expressed in thousands of DKK)

Exploration Commitment		2011	2012	2013	2014	2015	2016
Fixed amount		146	149	310	313	317	-
4841 km2 of DKK 1.460 per km2		7,068
4841 km2 of DKK 1.490 per km2			7,213
3336 km2 of DKK 7.760 per km2				25,887
2689 km2 of DKK 7.830 per km2					21,055	-	-
2689 km2 of DKK 7.940 per km2						21,351	-

Exploration obligation		7,214	7,362	26,197	21,368	21,668	-

Total Credits Available

Approved exploration expenditures		8,489	23,616	37,349	55,509	59,150	61,109
Exploration obligation		(7,213)	(7,362)	(26,198)	(21,368)	(21,668)	-
Credit from previous year		-	1,276	17,530	28,681	62,822	100,304

Total Credit	DDK	1,276	17,530	28,681	62,822	100,304	161,413

Average Annual Rate DDK to CAD		0.1847	0.1726	0.1834	0.1968	0.1901	0.1969

The accumulated exploration credits held at the end of 2016, DKK 161,413 (approximately $31,382) can be carried forward as follows:

Carry forward period:
a)	DKK 41,154	from 2014 until December 31, 2019
b)	DKK 59,150	from 2015 until December 31, 2020
c)	DKK 61,109	from 2016 until December 31, 2020

On the first 5-year license, the Company completed the exploration requirements of an estimated minimum of DKK 83,809 (approximately $15,808) between the years ended December 31, 2011 to 2015 by incurring $26,116 on the Sulussugut License.

In 2016, there was no exploration commitment. The Company completed approved expenditures for 2016 of DKK 61,109 (approximately $12,032). With a credit from 2014 of DKK 41,154 (approximately $8,099) and a credit from 2015 of DKK 59,150 (approximately $11,250), a commitment of $nil left the Company with excess credits of DKK 161,413 (approximately $31,382).

Ininngui License — 2012/28

Effective March 4, 2012, the Company was granted an additional exploration license, No. 2012/28 (the “Ininngui License”), by the BMP of Greenland for exclusive exploration rights over an area covering a total of 142 square kilometres near Ininngui, Greenland. The Ininngui License is contiguous with the Sulussugut License. The Ininngui License was valid for 5 years until December 31, 2016. The application for another 5-year term on the Ininngui License was submitted to the Greenland Mineral Licence & Safety Authority (MLSA) which was effective March 14, 2017, with December 31, 2017 being the sixth year.

Details of required work expenditures and accrued work credits are tabulated and given below.

Ininngui License — 2012/28 (All amounts in table are expressed in thousands of DKK)

Exploration Commitment		2012	2013	2014	2015	2016
Fixed amount		149	155	313	318	323
142 km2 of DKK 1.490 per km2		211
265 km2 of DKK 1.550 per km2			411
265 km2 of DKK 7.830 per km2				2,075
296 km2 of DKK 7.940 per km2					2,350
296 km2 of DKK 8.080 per km2						2,392

Exploration obligation		360	566	2,388	2,668	2,715

Total Credits Available

Approved exploration expenditures		2,872	2,966	5,470	6,276	6,790
Exploration obligation		(360)	(576)	(2,388)	(2,668)	(2,715)
Credit from previous year		-	2,512	4,902	7,984	11,592

Total Credit	DDK	2,512	4,902	7,984	11,592	15,667

Average Annual Rate DDK to CAD		0.1726	0.1834	0.1968	0.1901	0.1969

Carry forward period:
a)	DKK 2,611	from 2014 until December 31, 2018
b)	DKK 6,276	from 2015 until December 31, 2019
c)	DKK 6,790	from 2016 until December 31, 2020

On the first 5-year license, the Company completed the exploration requirements of an estimated minimum of DKK 8,697 (approximately $1,635) between the years ended December 31, 2012 to 2016 by incurring $2,722 on the Ininngui License.

In 2016 there was an exploration commitment of DKK 2,715 (approximately $535). The Company completed approved expenditures for 2016 of DKK 6,790 (approximately $1,337). With a credit from 2015 of DKK 11,602 (approximately $2,242) and commitment of DKK 2,715 for 2016, it results in excess credits of DKK 15,667 (approximately $3,044).

The required minimum exploration expenditures on the Ininngui License for year 5, ending December 31, 2016 was based on an annual approximation of DKK 2,715 (approximately $535). The Ininngui License area was not reduced in 2016.

For both licenses, future required minimum eligible exploration expenses will be adjusted each year on the basis of the change to the Danish Consumer Price Index.

For both licenses, at the expiration of the second licence period (years 6-10), the Company may apply for a new 3-year licence for years 11 to 13. Thereafter, the Company may apply for additional 3-year licences for years 14 to 16, 17 to 19 and 20 to 22. The Company will be required to pay additional license fees and will be obligated to incur minimum eligible exploration expenses for such years.

The Company may terminate the licenses at any time; however, any unfulfilled obligations according to the licenses will remain in force, regardless of the termination.

Exploration History

Period – 2012-2015

During the period of 2012 to 2015, the Company undertook numerous exploration activities and completed various mineralogical studies. The details of the results and areas explored can be viewed in technical reports and other pertinent information found on the Company’s website at www.northamericannickel.com.

Year ended December 31, 2016

(All drill intercepts described in this section refer to core lengths not true widths)

On March 30, 2016, the Company filed a National Instrument 43-101 Technical Report on the Maniitsoq property.

On April 11, 2016, the Company reported the results of QEMSCAN mineralogical analyses from drill core announcing the potential for high nickel recoveries from Maniitsoq mineralization, similar to results from previous studies.

In 2016, the Company completed an exploration program comprising 9,596 metres of drilling in 30 drill holes and two drill hole extensions, borehole electromagnetic surveys, 13 line-kilometres of surface electromagnetic surveying, 53 line-kilometre of surface induced polarization (IP) surveying and ground follow-up of VTEM, geological and remote sensing targets.

On September 20, 2016, the company announced the first assay results from the 2016 drilling program. Three drill holes from the P-053 target intersected nickel-copper sulphide mineralization which extended the area of known mineralization to the east and down plunge and also indicated the potential for a second mineralized zone. Highlights included:

MQ-16-104 MQ-16-106
2.42% nickel, 0.09% copper and 0.12 g/t platinum + palladium + gold over 1.25 metres
0.65% nickel and 0.25% copper over 20.05 metres including
1.17% nickel, 0.33% copper and 0.12 g/t platinum + palladium + gold over 6.55 metres

MQ-16-107	1.10% nickel, 0.19% copper and 0.11 g/t platinum + palladium + gold over 3.45 metres

On October 12, 2016, the Company announced the intersection high grade remobilized massive and breccia sulphide veins in two drill holes at the P-058 target in the Fossilik area which have extended the mineralized zone by 150 metres in a down-dip direction:

MQ-16-105	3.41% nickel, 0.28% copper, 0.10% cobalt and 0.13 g/t Platinum + palladium + gold over 10.2 metres including:
MQ-16-111	4.85% nickel, 0.29% copper, 0.14% cobalt and 0.13 g/t platinum + palladium + gold over 4.1 metres 3.93% nickel, 0.25% copper, 0.10% cobalt and 0.09 g/t platinum + palladium + gold over 3.06 metres

On October 26, 2016, the Company announced the discovery of a new zone of nickel-copper sulphide mineralization at the P-013 SE target. Hole MQ-16-109 intersected high grade remobilized sulphides averaging 2.88% nickel, 0.80% copper, 0.06% cobalt and 0.46 g/t platinum + palladium + gold over 13.35 metres.

On October 31, 2016, the Company announced the discovery of a new zone of norite-hosted nickel and copper mineralization at Mikissoq. The mineralization is located approximately 130 metres below previously intersected shallow mineralization and was intersected over a dip extent of 105 metres in three holes completed on the same section:

MQ-16-113	0.81% nickel and 0.36% copper over 53.25 metres including 2.56% nickel and 0.37% copper over 5.15 metres
MQ-16-117	1.08% nickel and 0.54% copper over 74.05 metres including 1.84% nickel and 0.64% copper over 13.65 metres
MQ-16-118	0.51% nickel and 0.25% copper over 47.0 metres including 1.03% nickel and 0.32% copper over 15.0 metres

On November 16, 2016, the Company announced drilling results from Spotty Hill at the IHC. Hole MQ-16-121 intersected stringer sulphide mineralization averaging 1.59% Ni, 0.30% Cu and 0.66 g/t Pt+Pd+Au over 4.75 metres. This intersection is located approximately 115 metres down plunge of existing mineralization and represents an expansion of the Spotty Hill mineralized system. Borehole electromagnetic (BHEM) surveys also identified new moderate to high conductance off-hole anomalies which are untested. A gradient array Induced Polarization (IP) survey defined a northwest trend of elevated chargeability over 1.8 kilometres, extending from G-004 through Spotty Hill to Mikissoq. These results, coupled with the new discovery at Mikissoq, indicate the strong exploration potential for this trend of norite-pyroxenite stratigraphy within the IHC area.

In December 2016, the Company announced results of drilling, IP surveying and surface sampling in the P-030-032 and Fossilik areas. Highlights included:

P-030-032:

Gradient IP chargeability anomalies coincident with two-kilometre-long P-030-032 norite intrusion

Surface grab sample at P-094 target containing 2.26% nickel, 0.67% copper and 0.33 g/t platinum + palladium + gold

New drill intersection discovery of norite hosted nickel-copper sulphides at P-094 where hole MQ-16-124 returned 0.54% nickel and 0.16% copper over 8.0 metres

Fossilik Area:

Intersection of high grade stringer and vein sulphides including 3.05% nickel and 0.22% copper over 0.5 metres in hole MQ-16-131 confirms continuity of P-058 mineralization from near surface to a vertical depth of 350 metres

Gradient IP chargeability anomalies coincident with Fossilik intrusion

Surface grab samples returning values of up to 2.36% nickel, 0.41% copper and 0.71 g/t platinum + palladium

In late 2016, the Company signed an agreement for QEMSCAN Mineralogy on four samples from Maniitsoq.

Exploration and Development Activities during Q1 2017

On March 15, 2017, the Company announced the results of mineralogical studies performed by SGS Canada Inc. (“SGS”) on four drill core samples of nickel-copper sulphides from the 2016 exploration program at the Maniitsoq Ni-Cu-Co-PGE sulphide project in southwest Greenland. The representative samples were obtained from the Mikissoq and P-058 mineralized norite intrusions at the Imiak Hill Complex and Fossilik area, respectively. The objectives of the study were to determine the modal mineralogy, mineral texture, nickel, copper and cobalt deportment, and the liberation, association and exposure of the nickel, copper and iron sulphides of each sample.

Highlights from the report include:

Nickel:

•	93.5 to 95.9% of the total nickel in each sample is contained within pentlandite. Potential pentlandite recoveries range from 94.9 to 96.8% based on liberation, association and exposure characteristics of crushed samples stage pulverized to 90% passing 150 micrometres;

o • Copper	2.3 to 4.4% of the total nickel in each sample is contained within pyrrhotite; and Pentlandite D50 (µm) grain sizes range from 42 to 46 micrometres.

•	All copper is hosted by chalcopyrite. Potential chalcopyrite recoveries for the Mikissoq samples range from 90.6 to 94.3% based on liberation, association and exposure characteristics of crushed samples stage pulverized to 90% passing 150 micrometres. Potential chalcopyrite recovery for the P-058 sample is 75.2%; and

•	Chalcopyrite P50 (µm) grain sizes range from 26 to 34 micrometres. Cobalt:

•	Pentlandite and pyrite are the main hosts of the cobalt in the samples.

Sulphide mineral species identified in each sample are pyrrhotite, pentlandite, pyrite and chalcopyrite.

Orthopyroxene, amphibole, feldspar and clinopyroxene are the major silicates. Talc was identified by QEMSCAN in all samples and confirmed by XRD in two out of the four samples. Talc abundances (in crushed samples) were 0.88% for the P-058 sample and 4.1 to 10.1% for the Mikissoq samples.

On March 29, 2017, the Company announced the granting of a watershed prospecting licence for the assessment and development of potential hydropower resources on its 100%-owned Maniitsoq nickel sulphide project in southwest Greenland. The Company intends to assess the watershed as a potential source of power for its Manitsoq project consistent with the emphasis by the Greenland Government on securing environmentally friendly energy sources for any industrial development, including mining.

The watershed of interest overlaps with the eastern flank of the Maniitsoq project area and is characterized by several sites with potential for hydropower development. The Company is currently reviewing the capacity of Greenlandic and other corporations to assist with the watershed prospecting activities planned to begin in June of 2017.

The licence was awarded by the Ministry of Industry, Labour, Trade and Energy of the Greenland Government, is renewable for a further three years and can be upgraded to an exploitation licence.

Outlook – Exploration and Development for 2017

The success of the 2016 drilling program has expanded several key areas of nickel-copper sulphide mineralization including Mikissoq and Spotty Hill at the Imiak Hill Complex and P-058 in the Fossilik area. The Company plans to focus on further step-out drilling and expansion of these areas in 2017.

During 2017, the Company will continue its development of the following infrastructure:

Hydroelectric Power Development - North American Nickel’s application to the MLSA for a prospecting licence for a watershed adjacent to the Maniitsoq project was submitted to the Greenland government on September 16, 2016. The application requested approval for the Company to begin the collation of available hydrologic, cultural, social and environmental data to assist in the design of future data gathering on the ground. In the absence of an approval from the MLSA a second application was submitted October 25, 2016 requesting a temporary or limited approval that would permit data collection to commence. The Ministry of Industry, Labour, Trade and Energy (MILT) responded with an application which was completed and returned to MILT on February 2, 2017. On March 29, 2017, the Company was granted a watershed prospecting licence.

Tailings Facility - Discussions were held with the MLSA and the Greenland Department of Nature, Environment and Energy regarding the process for selecting and developing a tailings facility to support nickel mining and milling activities. This process is required to be undertaken as part of the submission of an exploitation licence for extraction of nickel ore. The location of the tailings facility and the process to assess a suitable site for tailings disposal/storage must be undertaken subsequent to the delineation of a mineable nickel deposit thereby avoiding long distance transport of tailings. The development of a tailings facility is considered as a component of an Environmental Impact Assessment. The process includes the determination of the scope of disposal (underground or surface), the selection of several potential tailings sites and the review of these sites for their suitability in terms of environmental impact. Review is done by external advisors to the Greenland government and may include environmental consultants or experts from Aarhuis University (Denmark). Subsequent to public consultation a white paper is produced which will identify any issues that need addressing by the Company. Following this is an abandonment plan to produce the best possible environmental solution.

Corporate Social Responsibility for Greenland

The Company has completed presentations to the communities bordering the Maniitsoq project, including Nuuk, Napasoq, Maniitsoq and Sisimiut. Regional associations (Arctic Business Councils, Fishers and Hunters association and the Greenland Employers Association) and community meetings have been updated with regards to the Company’s exploration progress and upcoming plans.

A compilation of expenditures and suppliers of goods and services made by the Company in Greenland since 2012 has been prepared by Xploration Services in preparation for presentation to members of the Town Council of Maniitsoq and Sisimiut. These councils requested the database and a summary of the Company’s hiring practices of Greenlanders since 2011. The hiring records have been compiled and forwarded to the town councils. The expenditures compilation for the goods and services sector will demonstrate the details of the Company’s expenditures in the goods and services sector and underscore the fact that 60% of all funds raised for the project are spent on Greenlandic companies.

Canada Nickel Projects — Sudbury, Ontario

Post Creek Property

On December 23, 2009, the Company executed a letter of intent whereby the Company had an option to acquire the mineral claim known as the Post Creek Property located within the Sudbury Mining District of Ontario. On April 5, 2010, the Company entered into an option agreement to acquire rights to Post Creek Property. On March 12, 2013, the Post Creek Property Option Agreement was amended, in order to acquire 100% working interests in the property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments the Company agreed to the following amended consideration, which was met, cash payments totalling $138 and the issuance of 1,000,000 common shares. The Company exercised its option on Post Creek and as of August 1, 2015, the Company is obligated to pay advances on the NSR of $10 per annum, which will be deducted from any payments to be made under the NSR.

The property is located 35 kilometres east of Sudbury in Norman, Parkin, Alymer and Rathburn townships and consists of 39 unpatented mining claims in two separate blocks, covering a total area of 912 hectares held by the Company. The center of the property occurs at UTM coordinates 513000mE, 5184500mN (WGS84, UTM Zone 17N). The Post Creek property lies adjacent to the Whistle Offset Dyke Structure which hosts the past–producing Whistle Offset and Podolsky Cu-Ni-PGM mines. Post Creek lies along an interpreted northeast extension of the Whistle Offset Dyke trend. Offset Dykes and Footwall deposits account for a significant portion of all ore mined in the Sudbury nickel district and, as such, represent favourable exploration targets. Key lithologies are Quartz Diorite related to Offset Dykes and Sudbury Breccia associated with Footwall deposits.

Exploration History — 2011 to 2016
(All drill intercepts described in this section refer to core lengths not true widths)

Previous operators completed geological, geophysical and Mobile Metal Ion soil geochemical surveys. Highlights of this work included:

A drill intersection returning 0.48% copper, 0.08% nickel, 0.054 grams/tonne palladium, 0.034 grams/tonne platinum and 0.020 grams/tonne gold over a core length of 0.66 metres; and

A grab sample from broken outcrop which returned 0.83% nickel, 0.74% copper, 0.07% cobalt, 2.24 grams/tonne Pt and 1.05 grams/tonne Pd.

A NI 43-101 compliant Technical Report was completed by Dr. Walter Peredery, formerly of INCO, in 2011 and subsequently accepted by the Securities Commission.

The Company carried out exploration programs comprising ground geophysics (magnetics and electromagnetics), diamond drilling (1,533 metres in 7 drillholes), borehole electromagnetic surveys, georeferencing of selected claim posts, prospecting, trenching, geological mapping, sampling and petrographic studies. This work has identified new occurrences of Quartz Diorite dyke and Sudbury Breccia, both of which are geologically significant lithologies known to host ore deposits associated with the Sudbury structure. Ground traverses, trenching and mapping carried out in 2016 outlined a Sudbury Breccia belt of at least 300 metres by 300 metres in size which lies along the same trend at the Whistle Offset Dyke located on KGHM property to the southwest. These findings support the potential for the Post Creek property to host both Footwall and Offset Dyke type deposits.

Year ended December 31, 2016

Work completed on the property during 2016 consisted of geological traverses, prospecting, sampling and trenching carried out in May and June. Selected assay, whole rock and thin section samples were collected for analysis and study. Results have been received and are being compiled.

A final report on an NSERC project completed on the Post Creek Property was received in March 2016 and confirmed the identification of Quartz Diorite (“Post Creek Quartz Diorite” or “CJ Quartz Diorite”) in surface trenches. The authors were unable to verify if the exposed Quartz Diorite represented an extension of the Whistle Offset Dyke or a separate new Offset Dyke, but favored the latter. Regardless, the confirmation of Quartz Diorite has significant implications for the exploration potential of the property.

In October 2016, three trenches exposed earlier in 2016 were mapped in detail and identified abundant Sudbury Breccia, locally containing disseminated sulphides. The Sudbury Breccia exposed in the trenches and nearby outcrops are interpreted to be part of a larger Sudbury Breccia belt which is at least 300 metres by 300 metres in size. The breccia belt lies approximately along the projected trend of the Whistle Offset Dyke located on KGHM property to the southwest.

In November 2016, a georeferencing program was completed involving the acquisition of DGPS coordinates for claim posts for selected claims. This work will potentially qualify for assessment work credits.

Outlook – Exploration and Development for 2017

The Company plans to file assessment work carried out in 2016. The Company also plans to review and synthesize all newly obtained data to formulate a work plan aimed at defining the overall extents footwall breccia zones and quartz diorite dykes and identifying geological and/or geophysical drill targets.

Halcyon Property

On April 5, 2010, the Company entered into an option agreement to acquire rights to Halcyon Property. On March 12, 2013, the Halcyon Property Option Agreement was amended. In order to acquire up to a 100% working interest in the property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments the Company agreed to the following amended consideration, which was met, cash payments totalling $120 and the issuance of 700,000 common shares. Further, commencing on the amended date of August 1, 2015, if the Company exercises its option, the Company will be obligated to pay advances on the NSR of $8 per annum, which will be deducted from any payments to be made under the NSR.

The property is located 35 Km northeast of Sudbury in the Parkin and Aylmer townships, and consists of 53 unpatented mining claims for a total of 864 hectares. It is readily accessible by paved and all-weather gravel road. Halcyon is adjacent to the Post Creek property and is approximately 2 km north of the producing Podolsky Mine of FNX Mining. Previous operators on the property defined numerous conductive zones based on induced polarization (I.P.) surveys with coincident anomalous Mobile Metal Ions soil geochemistry. Base and precious metal mineralization have been found in multiple locations on the property but follow-up work was never done. The former producing Jon Smith Mine (nickel-copper-cobalt-platinum) is situated 1 Km North of the property.

Exploration History 2011 to 2016

During the period 2011 to 2016, the Company carried out a small amount of exploration including ground geophysics (magnetics and electromagnetics), diamond drilling (301 metres in 1 drillhole), a borehole electromagnetic survey, georeferencing of selected claim posts, prospecting, geological mapping, sampling and petrographic studies. The single hole located on the southeast corner of the property was drilled with the purpose of providing geological information and to provide a platform for borehole pulse EM (“BHPEM”). No anomalies were detected although quartz diorite breccia and partial melt material with 2-3% disseminated pyrrhotite and chalcopyrite was intersected over short core lengths. The property is strategically located adjacent to the Company’s Post Creek property, located immediately to the south, where new occurrences of both Quartz Diorite and Sudbury Breccia have been identified.

Year ended December 31, 2016

Work completed on the property during the year ending December 31, 2016 consisted of geological traverses, prospecting and sampling and was carried out on the southern portion of the Halcyon Property. This program was carried out concurrently with similar work on the Post Creek Property. Selected assay, whole rock and thin section samples were collected for analysis and study. Results have been received and are being compiled.

In November 2016, a georeferencing program was completed involving the acquisition of DGPS coordinates for claim posts for selected claims. This work will potentially qualify for assessment work credits.

Outlook – Exploration and Development for 2017

Further work of the Halcyon Property will be rationalized with work programs on the adjacent Post Creek Property.

US Nickel Project — Michigan

Section 35 Property

On January 4, 2016, the Company entered into a 10 year Metallic Minerals Lease (the “Lease”) with the Michigan Department of Natural Resources for an area covering approximately 320 acres. The terms of the Lease require an annual rental fee at a rate of US $3.00 per acre for years 1-5 and at a rate of US $6.00 per acre for years 6-10. The Company shall pay a minimum royalty at a rate of US $10.00 per acre for the 11th year onwards, with an increase of an additional US $5.00 per acre per year up to a maximum of US $55.00 per acre per year. A production royalty of between 2% — 2.5% is payable from production of minerals and/or mineral products from an established mining operation area. To date, the Company paid the rental fees for two years (2016 and 2017), plus the required reclamation deposit of US $10,000. The Department of Natural Resources shall annually review the level of the reclamation deposit and shall require the amount to be increased or decreased to reflect changes in the cost of future reclamation of the leased premises.

There was no exploration work performed during the period ended March 31, 2017.

Outlook – Exploration & Development for 2017

A surface time-domain Electromagnetic survey planned has been deferred until 2017 and will be contingent on the submission and approval of work permits.

Financial Capability

The Company is an exploration and development stage entity and has not yet achieved profitable operations. The business of the Company entails significant risks. The recoverability of amounts shown for mineral property costs is dependent upon a number of factors including environmental risk, legal and political risk, the existence of economically recoverable mineral reserves, confirmation of the Company’s interests in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and development, and to attain sufficient net cash flow from future profitable production or disposition proceeds.

At the end of Q1 2017, the Company had working capital of $2,380 (March 31, 2016 — $2,004) and reported accumulated deficit of $24,926 (December 31, 2016 — $23,972). The Company will require additional funds in order to continue its planned operations and meet its obligations.

As at March 31, 2017, the Company had $2,388 in available cash, cash equivalents and short term investments (December 31, 2016— $3,330). There are no sources of operating cash flows. Given the Company’s current financial position and the ongoing exploration and evaluation expenditures, the Company will need to raise additional capital through the issuance of equity or other available financing alternatives to continue funding its operating, exploration and evaluation activities, and eventual development of the mineral properties. Although the Company has been successful in its past fund-raising activities, there is no assurance as to the success of future fundraising efforts or as to the sufficiency of funds raised in the future.

Selected Financial Information

The amounts are derived from the condensed interim consolidated financial statements prepared under IFRS.

Three months
ended March 31,

In thousands of CDN dollars, except per share amounts		2017	2016
Net loss	954	689
Basic and diluted loss per share	0.01	0.00
Share capital	62,906	51,165
Common shares issued	368,581,886	207,629,506
Weighted average shares outstanding	269,778,932	207,629,506
Total assets	41,358	32,129
Investment in exploration and evaluation assets	421	215

Results of Operations

Net loss in Q1 2017 totalled $954 and was $265 higher compared to a loss in Q1 2016 of $689. The key item contributing to a higher loss in Q1 2017 was share-based payments expense of $451 in Q1 2017 compared to $207 in Q1 2016 resulting in an increase to the loss of $244. The higher share-based payments expense in Q1 2017 resulted from issuance of 8,137,500 share options in February 2017 and the resultant fair value of the options. The loss in Q1 2017 was further increased by $21 resulting from the higher administrative costs, mainly the investor relations expenditures.

Total Assets

Total assets during the Q1 2017 decreased by a net of $524 from the end of FY 2016. The decrease is attributed to a decrease in cash and cash equivalents and short term investments of $942 offset by an increase to exploration and evaluation assets of $421.

Investment in Exploration and Evaluation Assets

Investment in exploration and evaluation assets relates primarily to the Greenland property. During the period of Q1 2017, the Company spent a total of $421 in additions to exploration and evaluation assets, of which $398 related to Greenland and $23 to other properties located in Canada and in USA.

Quarterly Results of Operations

In thousands of CDN dollars,		2017	2016	2016	2016
except per share amounts	1st quarter	4th quarter		3rd quarter	2nd quarter

Statement of Loss
Interest income	5	7		10	6
Net loss	954	630		701	857
Net loss per share — basic and diluted	0.01	0.00		0.00	0.00

Statement of Financial Position
Cash, cash equivalents and short term	2,388	3,330		5,642	3,955
investments
Total assets	41,358	41,882		43,031	36,548
Net assets	41,198	41,700		42,406	31,395
Share capital	62,906	62,906		62,802	51,260
Common shares issued	368,581,886	368,581,886		368,581,886	208,581,886
Weighted average shares outstanding	269,778,932	236,778,932		236,604,218	207,959,176

In thousands of CDN dollars,		2016	2015	2015	2015
except per share amounts	1st quarter	4th quarter		3rd quarter	2nd quarter

Statement of Loss
Interest income	5	5		5	12
Net loss	689	539		656	485
Net loss per share — basic and diluted	0.00	0.00		0.00	0.00

Statement of Financial Position
Cash, cash equivalents and short term	2,052	2,825		4,831	5,037
investments
Total assets	32,129	32,729		33,472	27,868
Net assets	31,998	32,480		33,121	27,358
Share capital	51,165	51,165		51,224	44,808
Common shares issued	207,629,506	207,629,506		207,629,506	177,476,427
Weighted average shares outstanding	207,629,506	188,384,506		181,759,174	172,577,183

Three Months Ended March 31, 2017, and March 31, 2016

A net loss of $954 in Q1 2017 compared to a net loss of $689 in Q1 2016 resulted in an increased loss of $265 quarter-over-quarter and was due to the following events with share-based compensation being the most significant:

Share-based compensation amounted to $451 in Q1 2017 compared to $207 in Q1 2016 resulting in an increase of $244. During Q1 2017, the Company issued 8,137,500 share options, which were valued using the Black Scholes Option Pricing model. The fair value of options is greatly impacted by the assumptions used to fair value the options such as share price volatility, exercise price, life of the options, vesting conditions and share price of the Company at the time of grant. In addition, the number of options granted in Q1 2016 was lower compared to options issued in Q1 2017.

The loss in Q1 2017 was further increased by $21, resulting from higher general and administrative expenses in Q1 2017 compared to Q1 2016.

Liquidity, Capital Resources and Going Concern

Liquidity
The Company has financed its operations to date primarily through the issuance of common shares and exercise of stock options and warrants. The Company continues to seek capital through various means including the issuance of equity and/or debt and the securing of joint venture partners where appropriate.

The Company’s principal requirements for cash over the next twelve months will be to fund the ongoing exploration costs at its mineral properties, general corporate and administrative costs and to service the Company’s current trade and other payables.

On April 6, 2017, the Company announced that it had filed a preliminary short form prospectus in connection with a proposed marketed offering of units of the Company for gross proceeds of up to $15,000. This financing transaction will improve the liquidity and will increase the capital resources of the Company.

Working Capital
As at March 31, 2017, The Company had working capital of $2,380 (December 31, 2016 — $3,290), calculated as a total current assets less total current liabilities. The decrease in working capital is mainly due to the usage of cash fund exploration expenditures and general corporate expenses.

Going Concern
As at March 31, 2017 the Company had accumulated losses totaling $24,926. The continuation of the Company is dependent upon the continued financial support of shareholders, its ability to raise capital through the issuance of its securities, as well as obtaining long-term financing when the company concludes an appropriate merger or acquisition agreement.

When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support the acquisition and exploration of mineral properties.

The properties in which the Company currently has an interest are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Contractual Obligations and Contingencies

Post Creek

Commencing August 1, 2015, the Company is obligated to pay advances on the NSR of $10 per annum. In Q1 2017, the Company paid $5 which will be deducted from any payments to be made under the NSR.

Halcyon

Commencing August 1, 2015, the Company is obligated to pay advances on the NSR of $8 per annum. In Q1 2017, the Company paid $4 which will be deducted from any payments to be made under the NSR.

The Company had no contingent liabilities as at March 31, 2017.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements as at March 31, 2017.

Transactions with Related Parties

The Company’s related parties as defined by International Accounting Standard 24 “Related Party Disclosures” (IAS 24), include the Company’s subsidiaries, executive and non-executive directors, senior officers and key management personnel. Transactions with related parties are measured at fair value, which is the amount of consideration established and agreed upon by the related parties. All related party transactions entered into by the Company have been approved by the Board of Directors of the Company and/or shareholders of the Company as required.

Key management personnel are defined as directors and senior officers of the Company.

Transactions with related parties during Q1 2017 and Q1 2016 are listed below:

(a)	Transactions with Related Parties:

During the three-month period ended March 31, 2017, the Company recorded $39 (2016 — $4) in fees charged by a legal firm in which the Company’s chairman is a consultant.

During the three-month period ended March 31, 2016, the Company recorded $10 in rent and utilities expense to VMS Ventures Inc., a company that was a significant shareholder and related through common directors. There were no such fees recorded during the three-month period ended March 31, 2017.

(b)	Compensation of Key Management Personnel

	Three Months Ended March 31,
In thousands of CDN dollars	2017	2016
Geological consulting fees — expensed	5	23
Geological consulting fees – capitalized	50	23
Management fees – expensed	178	170
Salaries – expensed	55	22
Stock based compensation	331	136

	619	374

Financial Instruments

In thousands of CDN dollars	Fair Value at March 31, 2017	Basis of Measurement	Associated Risks

Cash and cash equivalents	688	Loans and receivables	Credit and foreign exchange
Short term investments	1,700	Loans and receivables	Credit
Receivable and other current assets	152	Loans and receivables	Credit, foreign exchange

Trade, payables and accrued liabilities	160	Amortized cost	Foreign exchange

Loans and receivables— Cash and cash equivalents, short-term deposits, accounts receivables and other current assets, trade, other payables and accrued liabilities mature in the short term and their carrying values approximate their fair values.

Future Accounting Standards and Pronouncements

IFRS 9 “Financial Instruments” (IFRS 9)

IFRS 9 addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit and loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in the statement of earnings to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely. Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39 except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income. This standard is effective for annual periods beginning on or after January 1, 2018. The Company has not yet assessed the impact of this standard.

IFRS 15 “Revenue from Contracts with Customers”

IFRS 15 was issued in May 2014 to replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. IFRS 15 will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively and improve guidance for multiple element arrangements. Companies can elect to use either a full or modified retrospective approach when adopting this standard and it is effective for annual periods beginning on or after January 1, 2018. The Company has not yet assessed the impact of this standard.

IFRS 16 “Leases”

IFRS 16 replaces current guidance in IAS 17. Under IAS 17, lessees were required to make a distinction between a finance lease (on the balance sheet) and an operating lease (off balance sheet). IFRS 16 now requires lessees to recognize a lease liability reflecting future lease payments and a “right-of-use asset” for virtually all lease contracts. The IASB has included an optional exemption for certain short-term leases and leases of low value assets, however this exemption can only be applied by lessees. The standard applies to annual periods beginning on or after January 1, 2019, with earlier application permitted if IFRS 15, Revenue from Contracts with Customers, is also applied. The Company has not yet assessed the impact of this standard.

Risk and Uncertainties

The business of the Company entails significant risks that may have a material and adverse impact on the future operations and financial performance of the Company and the value of the common shares of the Company. These risks that are widespread risks associated with any form of business and specific risks associated with involvement in the exploration and mining industry. Hence, investment in the securities of the Company should be considered highly speculative. An investment in the securities of the Company should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks.

The following is a general description of all material risks and uncertainties

The Company has negative operating cash flows and might not be able to continue as a going concern;

The Company will require additional funding in the future and no assurances can be given that such funding will be available on the terms acceptable to the Company or at all;

The speculative nature of resource exploration and development projects;

The uncertainty of mineral resource estimates and the Company’s lack of mineral reserves;

The Company’s ability to successfully establish mining operations and profitable production;

Operations of the Company are carried out in geographical areas that are subject to various other risk factors;

The economic uncertainty of operating in a developing country such as PNG, such as the availability of local labour, local and outside contractors and equipment when required to carry out the Company’s exploration and development activities;

Other foreign operations risks; potential changes in applicable laws and government or investment policies;

The Company is not insured against all possible risks;

Environmental risks and hazards;

The title of the Company’s mineral properties cannot be guaranteed and may be subject to prior unregistered agreements, transfers and other defects, and the risk of obtaining a mining permit and the successful renewal of currently pending renewal applications;

The commodity prices may affect the Company’s value, changes in and volatility of commodity prices and its hedging policies;

Increased competition in the mineral resource sector;

The Company may have difficulty recruiting and retaining key personnel;

Currency fluctuations risk;

Repatriation of earnings, no assurances that Greenland or any other foreign country that the Company may operate in the future will not impose restrictions on repatriation of earnings to foreign entities;

No production revenues;

Stock exchange prices;

Conflicts of interest;

Ability to exercise statutory rights and remedies under Canadian securities law;

Enforceability of foreign judgements;

Unforeseen litigation;

The Company’s future sales or issuance of common shares;

Risk of suspension of public listing due to failure to comply with local securities regulations;

The Company’s auditors have indicated that U.S. reporting standards would require them to raise a concern about the company’s ability to continue as a going concern;

Risk of fines and penalties; and

Risk of improper use of funds in local entity.

Share Capital Information

As of the date of this MD&A the following number of common shares of the Company and other securities of the Company exercisable for common shares of the Company are outstanding:

Securities	Common shares on exercise
Common shares	368,581,886
Preferred shares	590,931
Stock options	20,960,500
Warrants	95,982,036

Fully diluted share capital	486,115,353

Disclosure Controls and Procedures

Management has established processes to provide them sufficient knowledge to support representations that they have exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the consolidated financial statements; and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented.

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i.	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii.	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s accounting policies.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost-effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Caution Regarding Forward Looking Statements

Statements contained in this MD&A that are not historical facts are forward-looking statements (within the meaning of the Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of metals; the estimation of mineral reserves and resources, the realization of mineral reserve estimates; the timing and amount of estimated future production, costs of production, and capital expenditures; costs and timing of the development of new deposits; success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to the integration of acquisitions; risks related to operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the sections entitled “Risks and Uncertainties” in this MD&A. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this MD&A speak only as of the date hereof. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events.

Forward-looking statements and other information contained herein concerning the mining industry and general expectations concerning the mining industry are based on estimates prepared by the Company using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While the Company is not aware of any misstatements regarding any industry data presented herein, the industry involves risks and uncertainties and is subject to change based on various factors.

Additional Information

Additional information about the Company and its business activities is available under the Company’s profile on the Canadian SEDAR website at www.sedar.com.

Qualified Person and Technical Information

The scientific and technical information contained in this MD&A was prepared by or under the supervision of and reviewed and approved by Patricia Tirschmann, P. Geo, the qualified person for the Company under National Instrument 43-101. Ms. Tirschmann is a “Qualified Person” as defined by NI 43-101. Ms. Tirschmann verified the data underlying the information in this MD&A.

For further information relating to the Maniitsoq Project in southwest Greenland, please see the technical report titled Updated Independent Technical Report for the Maniitsoq Nickel-Copper-Cobalt-PGM Project, Greenland" dated February 1, 2017 prepared by SRK Consulting (US) Inc. which is available under the Company’s issuer profile on SEDAR at www.sedar.com.